Exhibit 18.1

KPMG LLP Preferability Letter – Change in Accounting Principle

June 14, 2007

Hibbett Sports, Inc.

451 Industrial Lane

Birmingham, Alabama 35211

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Hibbett Sports, Inc. (the “Company”) for the thirteen weeks ended May 5, 2007, and have read the Company’s statements contained in Note 1 to the unaudited condensed consolidated financial statements included therein. As stated in Note 1, the new accounting method of weighted-average cost is preferable to the retail method of inventory valuation because it will produce more accurate inventory amounts reported in the balance sheet and, in turn, more accurate cost of sales in the income statement. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to February 3, 2007, nor have we audited the information set forth in the aforementioned Note 1 to the unaudited condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP